UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On March 25, 2019, Global Ship Lease, Inc. (the "Company") effected a one-for-eight reverse stock split (the "Reverse Stock Split").  Following the effectiveness of the Reverse Stock Split, the Company has 9,942,950 Class A common shares outstanding.
Attached to this Report on Form 6-K (the “Report”) as Exhibit 99.1 is a press release of the Company dated March 20, 2019, announcing the Reverse Stock Split.
Attached to this Report as Exhibit 3.3 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on March 22, 2019, to effect the Reverse Stock Split.
Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-Reverse Stock Split shares of common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: March 25, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer